Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-181552
Dated September 7, 2012

Bloomberg, L.P. published an article on August 31, 2012, that included the following excerpts attributable to Royal Bank of Canada (“Royal Bank”).  The original article included certain additional information that has been omitted from this filing.  Royal Bank did not prepare or review this article in advance of its publication, does not endorse any of the opinions expressed in the article (other than the opinion expressed by any representative of Royal Bank expressly quoted and attributed to such representative in the article) regarding the offering or any other issue discussed in this article and does not make any representations as to the accuracy of such opinions.  No payment was made or consideration given by or on behalf of Royal Bank or other offering participants for the written communication or its dissemination.

(BN) Covered Bond Drought Ending With Royal Bank Sale: Canada Credit

By Cecile Gutscher and Doug Alexander
     Aug. 31 (Bloomberg) --     Royal Bank, the country’s biggest lender, received clearance from the U.S. Securities and Exchange Commission to sell the securitized mortgage bonds as publicly-registered securities last month in what the bank said would be the first transaction of its kind. The deal may be priced as early as next week, Janice Fukakusa, Royal Bank’s chief financial officer, said in an interview from Toronto yesterday.
     “The issue will be how good are the funding markets,” Fukakusa said. “Every week they set a date of when it’s going to be, but then we have to get to the date and try to figure out if this is the optimal time from a pricing perspective. When it does happen, it is a benchmark deal for us.”

The size of the sale depends on market demand, Fukakusa said.

     Selling bonds through SEC-regulated markets “will allow more scope for distribution because we will be in the indexes,” Fukakusa said.  This “will be an excellent move for covered bond issuance.”

*   *   *   *   *   *

Royal Bank has filed a registration statement (including a prospectus) with the SEC for the offering of its covered bonds to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Royal Bank has filed with the SEC for more complete information about Royal Bank and any offering of its covered bonds.  You may obtain these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer and underwriters participating in the offerings will arrange to send you the relevant prospectus and prospectus supplement if you request them by calling RBC Capital Markets, LLC toll-free at 866-375-6829 or by emailing syndicateops@rbccm.

Statements included herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, the risks described in “Risk management” and “Overview of other risks” in the Management’s Discussion and Analysis section of our Annual Report on Form 40-F for the year ended October 31, 2011 and subsequent Form 6-K Reports. We cannot be certain that any expectation, forecast or assumption made by management in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

If and to the extent that this free writing prospectus is communicated in, or the offer of the covered bonds to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (and amendments thereto, including Directive 2010/13/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the “Prospective Directive), this free writing prospectus and any offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom an offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

A prospectus under the Prospectus Directive is not required for the offer of the covered bonds in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

This free writing prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").  The covered bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such covered bonds will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.